BLUE MARBLE MEDIA CORP.

1500 E. Tropicana Ave., Suite 100

Las Vegas, Nevada

89119

N E W S   R E L E A S E

Las Vegas, NV – Blue Marble Media Corp. (the “Company”) is pleased to announce that it has entered into a formal agreement and plan of acquisition with Blue Cree Co. Ltd. (“BCC”) whereby the Company will acquire all of the outstanding shares capital of BCC.  The closing date of the agreement is April 15, 2010.

As consideration for the issued and outstanding shares of BCC the Company agreed to issue 20,000,000 shares of the Company’s common stock pro rata to the shareholders of BCC in return for 88,795 shares of BCC, representing 100 % of the share capital of BCC. The total issued shares of the Company will then be 50,472,727. The Company is also pleased to announce that a name of the Company was changed from NeoMedyx Medical Corp. to Blue Marble Media Corp. on February 25, 2010.

BCC is a Korean corporation founded in 2003 having USD $10,800,000 of sales revenue for 2009 and provides the integrated marketing system of TV commercial, creative advertising, film production, BTL marketing, entertainment, online promotion, and overseas production with strategic skillful specialists. BCC wishes to expand its creative marketing field into North America and to enhance its current Korean business operations with additional capital potentially available in the US capital markets.

The Company also announces that Sung Wook Chung has resigned as a director and as President of the Company, effective immediately.  The Company is pleased to announce that Jin Kyung Yang has been appointed as President and a director of the Company.

Dated at Las Vegas, Nevada, this 8th day of March, 2010.

ON BEHALF OF THE BOARD OF

BLUE MARBLE MEDIA CORP.

Investor Relations

Peter Lange

1-866-855-1991

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements.  By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements, or that of its industry, to differ materially from those expressed or implied in any of the Company’s forward looking statements. Statements in this press release regarding the Company’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.  Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.